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File No.____________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



AES Panama, S.A.
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
 Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

         Erik Luckau
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia 22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C. 20006




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ITEM 1

     Foreign utility company status is claimed by AES Panama, S.A. ("AES Panama"), a corporation (or Sociedad Anonima) incorporated and existing under the laws of Panama with its business address at Torre Banco Continental, Avenida Nicanor de Obarrio (Calle 50) y Calle Aquilino de la Guardia Street,
Piso No. 25, Panama City, Panama.

     AES Panama owns and operates a 150 MW hydroelectric facility located near Panama City, Panama; two run-of-the-river hydroelectric facilities with a combined capacity of 90 MW located in western Panama; and a 42 MW gas-fired electric generating facility located in Panama City, Panama.

     AES Panama is currently constructing Esti, a hydroelectric project of 120 MW in the Province of Chiriqui, and upgrading the existing 150 MW hydroelectric facility referred to above to a total capacity of 260 MW.

     AES Panama is currently owned 49% by wholly-owned subsidiaries of The AES Corporation ("AES") and 51% by the Republic of Panama.

     AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 2

     AES Panama has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly owned by CILCORP, Inc., which, in turn, is a wholly owned subsidiary of AES. IPL is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly owned subsidiary of AES.

     Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, AES Panama, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

     By letter dated March 10, 1999, the Illinois Commerce Commission certified to the Securities and Exchange Commission ("SEC") with respect to CILCO that
(1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

     By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.


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     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:  /S/ ERIK LUCKAU
    ----------------

Erik Luckau
Associate General Counsel
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia 22209
(703) 558-4879

Dated: April 12, 2002



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